                                                                    EXHIBIT 99.1


                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


     In connection with the Annual Report of Tecnomatix Technologies Ltd. (the "Company") on Form 20-F for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Harel Beit-On, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. S. 1350, as adopted pursuant to S. 906 of the Sarbanes-Oxley Act of 2002, that:

     (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Harel Beit-On     *
----------------------
Harel Beit-On
Chief Executive Officer
June 20, 2003
*The originally executed copy of this Certification will be maintained at the Company's offices and will be made available for inspection upon request.